SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 811-407

(Check one)

|X| Form 10-K and Form 10-KSB       |_| Form 11-K
|_| Form 20-F       |_| Form 10-Q and Form 10-QSB    |_| Form N-SAR

            For period ended __________ December 31, 1995 __________

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

  For the transition period ended ____________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                             1150 Liquidating Corporation
Former name if applicable                                            SBM Company
Address of principal executive office (Street and Number)   IDS Center, 80 South
                                                          8th Street, Suite 4440
City, State and Zip Code                           Minneapolis, Minnesota  55402


                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


                             See attached Exhibit A


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

     Sonia A. Shewchuk                                 (612) 336-3373
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             See attached Exhibit B


                          1150 Liquidating Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 28, 1996                 By   /s/ Charles A. Geer
                                       ---------------------
                                             Charles A. Geer
                                             Chief Executive Officer



                                                                       Exhibit A

In June 1995, 1150 Liquidating Corporation, formerly SBM Company (the "Company"), sold all of its assets to ARM Financial Group, Inc. ("ARM Financial") and filed a Notice of Intent to Dissolve with the Minnesota Secretary of State. The Company has not conducted any operations since June 1995 and is in the process of winding up its affairs. Consequently, it does not have any employees to prepare the Annual Report on Form 10-K and must rely upon outside consultants and advisors. In addition, some of the information required in the Annual Report on Form 10-K must be obtained from ARM Financial, the current parent corporation of the Company's former subsidiaries.

The Company currently has pending with the Securities and Exchange Commission
(i) a request for exemption from the reporting requirements under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and
(ii) a request for confirmation from the Securities and Exchange Commission that it will not take enforcement action if the Company does not comply with all of the reporting requirements of the Exchange Act.

The Annual Report on Form 10-K will be filed within 15 calendar days of the prescribed due date for that Report.


                                                                       Exhibit B

The Company has conducted no operations subsequent to the sale of substantially all of its assets in June 1995 and therefore has had no earnings from operations after June 1995. The financial statements of the Company for the year ended December 31, 1995 that will be included in the Annual Report on Form 10-K for the year ended December 31, 1995 will be prepared on a liquidation basis and will contain only a statement of net assets as of December 31, 1995 and a statement of changes in net assets for the year ended December 31, 1995.